

April 3, 2014

Via E-mail
Mr. Robert F. Weber, Jr.
Chief Financial Officer
Woodward, Inc.
1000 East Drake Road
Fort Collins, Colorado 80525

> **Re:** **Woodward, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2013**
> **Filed November 14, 2013**
> **File No. 000-08408**

Dear Mr. Weber:

We have reviewed your response letter dated March 14, 2014 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2013

Item 8. Financial Statements and Supplementary Data, page 55

Note 1. Operations and Summary of Significant Accounting Policies, page 61

-Accounts Receivable, page 62

1.   We note your response to prior comment 1. Please revise your future filings to disclose the key terms of the bank drafts authorized by the Chinese banks that you receive from your vendors as payment for settlement of certain customer accounts receivables. For instance, please revise to disclose who the obligor is in these arrangements and that you only accept bank drafts with maturity dates up to 180 days from your receipt.

2.   Further to the above, please explain to us in more detail why you continue to label these as accounts receivables from customers since the obligor is now the Chinese banks.

Note 21. Segment Information, page 104

3.   We note your response to prior comment 2. Please supplement your analysis provided in your response letter dated March 14, 2014 with additional quantitative analysis of the similar economic characteristics of your operating segments on a historical basis. In this regard, although we note that the discrete financial information available for the underlying businesses is not provided to your chief operating decision maker and also that your operating segments have changed over the years, it is not clear why you are not able to provide historical information given that the underlying existing businesses have existed for many years and it appears that you have financial information for those businesses.

4.   We note your response to prior comment 2. Please provide us with a more detailed quantitative analysis on why you believe that the Engine Systems operating segment and Industrial Turbomachinery Systems operating segment, which contains your renewable power business, should be aggregated into the Energy segment. Refer to the guidance in FASB ASC paragraph 280-10-50-11.

Item 11. Executive Compensation, page 113

5.   Please expand the first paragraph of your response to prior comment 3 tell us why you believe it is appropriate for your Form 10-K for the fiscal year ended September 30, 2013 to not include disclosure required by Regulation S-K Item 402(b).

6.   We note your response to prior comment 3. However, given your multiple references throughout the proxy statement to the relevance of the 50th percentile, it remains unclear why you believe that you need not disclose the nature and extent to which the committee exercised its discretion to deviate from that percentile. It is also unclear why you believe that disclosure of a range of between 50th to 75th percentile is not so broad as to require disclosure that explains more specifically where the compensation fell within that range. In your response, please address (1) each place that you refer to the 50th percentile in your proxy statement, and (2) why you believe you need not clarify what you mean by the phrase in your proxy statement "nor any element of total compensation".

     You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have any questions regarding comments on the financial statements and related matters. Please contact Ted Moskovitz, Staff Attorney, at (202) 551-3689 or Russ Mancuso, Legal Branch Chief, at (202) 551- 3617 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief